Mail Stop 3720

February 7, 2007

Dr. Zachary Berk
Chairman of the Board
KBL Healthcare Acquisition Corp. II
757 Third Avenue, 21st Floor
New York, New York 10017

>   **Re: KBL Healthcare Acquisition Corp. II**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 30, 2007**
>   **File No. 0-51228**

Dear Dr. Berk:

        We have reviewed your revised filing and have the following comments.
Please amend the filing in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of
our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may or may not
raise additional comments.

KBL's Board of Directors' Reasons for Approval of the Acquisition, page 36

Valuation, page 37

1.   We note your revisions to the maximum consideration payable on page 35
        ($67,204,168) and page 38 ($77.25 million including the $10.1 million of
        assumed debt) in response to prior comment four in our letter dated January 24.
        Please include both amounts every time you mention the value of the total
        maximum consideration in the document, including under "Acquisition
        Consideration" in the summary on page 1.

2.   Your revisions in response to prior comment four indicate that the board
        calculated Summer's valuation based on projected 2007 net sales figures to arrive
        at $93.2 million. Please explain why the board did not discount this amount back
        to present value using Summer's cost of equity of 22%.

3.   We reissue prior comment five. Elaborate on the discussions the parties held
        regarding Summer's "high-level" expectations for 2008, and ensure that your

revisions explain the meaning of "high-level" and are more specific than "continued rapid growth in net sales and continued improvement in profit margins." It is unclear whether the discussions among the parties about Summer's expectations for 2008 differed in any way from the assumptions provided to Capitalink and disclosed on page 37.

4.   It appears to us that the board reviewed both comparable transactions <u>and</u> comparable public company data in arriving at its valuation. See page 38. The valuation metric you are using (1.35 times sales), however, appears to have been derived only from the comparable public company data. Your response to prior comment six suggests that you are grouping the comparable transactions data and comparable public company data together. If this is the case, we do not understand why you have presented this data separately, although it does appear to us that each set of data provides different information. If you intend to group this data together, please clarify that your analysis did not give different weight to the data, or if it did, explain the weighting.

<u>Closing Statements</u>

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Brian L. Ross, Esq.
        Graubard Miller
        Via Facsimile: (212) 818-8881